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Exhibit 1

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD" or "the company")

NORTH WEST CLOSURE REVIEW

        In light of the continued weakness of the gold price in Rand terms and following extensive management actions, Durban Roodepoort Deep, Limited is forced to enter into a 60-day review which may impact on the future of its North West Operations.

        This review, which will be independently monitored, will encompass all necessary measures to realign the North West Operations' cost base and productivity, as well as to evaluate further restructuring options.

        In addition, the outcome of this review will have to take cognizance of the prevailing gold price level and the Rand/Dollar exchange rate.

        Notwithstanding the fact that the North West Operations have performed within their budgeted costs as forecast at 30 June 2002, these steps have now become inevitable due to continued cash losses.

        All unions and associations have been notified in terms of the Labour Relations Act.

        A total of 13,000 employees (including contractors) may be affected by this process. Consultation will begin immediately regarding the possible reduction of labour in excess of current operating requirements.

Johannesburg
21 July 2003

Queries:

Ilja Graulich
Durban Roodepoort Deep, Limited
27 11 381-7800 / 7826 (office)
27 83 604-0820 (mobile)

James Duncan
Russell & Associates
011 880-3924 (office)
082 892 8052 (mobile)

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  Exhibit 1